SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 7, 2009

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

NOTICE OF MEETING

A General Special Shareholders’ Meeting is called to be held on September 10th, 2009, at 11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

AGENDA

1)	Appoint of two or more shareholders to sign the Minutes of the Shareholders’ Meeting.

2)	Capital reduction and cancellation of AR $ 30,641,692 representing 30,641,692 shares class B of par value AR $ 1 (one Argentina peso) each and entitled to 1 vote per share.

3)	Authorization to perform all acts, proceedings and filings necessary to comply with all applicable registrations.

The BOARD OF DIRECTORS

NOTES: (i) The resolutions to be adopted are subject to the authorizations of the respective regulatory agencies. (ii) In order to attend the Shareholders’ Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by September 4th, 2009. (iii) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Público de Comercio) of the City of Buenos Aires pursuant to the terms of section 123 of the Argentine Business Company Law No. 19550, as amended. (iv) Pursuant to the provisions set forth in the rules issued by the Comisión Nacional de Valores (Argentine Securities Exchange Commission), the owners of the shares shall include the following information in the notice of attendance to the Shareholders’ Meeting: owner’s name and last name or complete corporate name, identity card type and number of individuals or, if the owner of the shares is a legal entity, then it shall furnish all registration data expressly stating the registry in which such legal entity was registered and the jurisdiction and domicile thereof. All persons attending the Shareholders’ Meeting in the name and on behalf of the owner of the shares shall provide the same information.

                    THE BOARD OF DIRECTORS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 7, 2009

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director